SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

PLX Technology, Inc.

(Name of Subject Company)

PLX Technology, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

693417107
(CUSIP Number of Class of Securities)

Arthur O. Whipple
870 W. Maude Avenue,
Sunnyvale, California 94085
(408) 774-9060
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jorge del Calvo, Esq.	Stephen J. Schrader, Esq.
Davina K. Kaile, Esq.	Emery D. Mitchell, Esq.
Pillsbury Winthrop Shaw Pittman LLP	Baker and McKenzie LLP
2550 Hanover Street	Two Embarcadero Center, 11th Floor
Palo Alto, CA 94304	San Francisco, CA 94111

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of PLX Technology, Inc. (“PLX”) filed with the Securities and Exchange Commission (the “SEC”) on July 8, 2014, as amended by Amendment No. 1 and Amendment No. 2 thereto, filed with the SEC on July 22, 2014 and August 8, 2014, respectively (as so amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Pluto Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Avago Technologies Wireless (U.S.A.) Manufacturing Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of the common stock of PLX, par value $0.001 per share (the “Shares”), at a purchase price of $6.50 per share in cash, in each case, subject to adjustment for stock splits, stock dividends and similar events, and without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s July 8, 2014 Offer to Purchase (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”), copies of which were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

This Amendment No. 3 is being filed to reflect certain supplemental disclosures set forth below in this Amendment No. 3 to the Schedule 14D-9.  Except as otherwise indicated below, the information set forth in the prior Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3.

Item 8.   Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of such Item 8:

(9) Expiration of the Offer.

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on August 11, 2014 (one minute after 11:59 p.m., New York City time on August 11, 2014) (the “Expiration Date”) and was not extended.  Computershare Trust Company, N.A., the depositary for the Offer advised Parent and the Purchaser that, as of the Expiration Date, a total of 40,993,851 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, which tendered Shares represent approximately 80.3% of the outstanding Shares on a fully diluted basis (as defined in the Merger Agreement). The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Condition. All conditions to the Offer having been satisfied or waived, the Purchaser accepted for payment and expects to promptly pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date (the time at which such acceptance was made, the “Acceptance Time”).  On August 12, Avago, Parent and the Purchaser issued a press release announcing that the Purchaser accepted for payment all Shares that were validly tendered and not properly withdrawn prior to the Expiration Date in accordance with the terms of the Offer.  A copy of the press release is attached hereto as Exhibit (a)(5)(D) and incorporated by reference herein.

As a result of its acceptance of, and following payment for, the Shares tendered in the Offer, the Purchaser will have acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, Parent and Purchaser intend to effect the Merger pursuant to Section 251(h) of the DGCL as soon as possible following the consummation of the Offer, with the Company continuing as the surviving corporation following the Merger. In the Merger, each Share that is issued and outstanding immediately prior to the Effective Time will, at the Effective Time, be converted into the right to receive cash in an amount equal to the Offer Price, except for Shares (i) then-owned by Parent or any of its direct or indirect wholly owned subsidiaries, including the Purchaser, or held in treasury by the Company, which will be cancelled and no payment made with respect thereto, (ii) then-owned by wholly owned subsidiaries of the Company, each of which will be converted into one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation or (iii) held by any Company stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Section 262 of Delaware Law (unless such stockholder fails to perfect, withdraws, waives or loses the right to appraisal). Following the Merger, all Shares will be delisted from the NASDAQ and deregistered under the Exchange Act.

Item 9.   Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(D)

Press release issued by Avago Technologies Limited, on behalf of itself, Avago Technologies Wireless (U.S.A.) Manufacturing Inc. and Pluto Merger Sub, Inc., dated August 12, 2014 (incorporated by reference to Exhibit (a)(5)(ii) to Amendment No. 3 to the Schedule TO filed with the SEC by Purchaser, Parent and Avago on August 12, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLX TECHNOLOGY, INC.

	By:	/s/ Arthur O. Whipple
Name: Arthur O. Whipple, Chief Financial Officer

Dated: August 12, 2014